SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that on February 13, 2017 the company received Official Letter No. 86/2017/CVM/SEP/GEA-1 from the Brazilian Securities and Exchange Commission (“CVM”) requesting clarification regarding the news published by the newspaper Folha de S. Paulo on February 11, 2017, under the title “Companies demand R$ 750 million from Santo Antônio plant”, as transcribed at the end of this release.

In compliance with the aforementioned Official Letter, the Company clarifies:

1.   The news is relating to the Relevant Fact disclosed by the special purpose company Santo Antônio Energia S.A (“SPC”) on September 6, 2016, through which the SPE informed the decision of the arbitration filed by the shareholders of SPE, SAAG Investimentos S.A and Cemig Geração e Transmissão S.A against the SPC;

2.   The Eletrobras’ subsidiary Furnas Centrais Elétricas S.A. (“Furnas”) holds 39% (thirty-nine percent) of the share capital of the SPC;

3.   The arbitration addresses the disagreement of shareholders relating to the capital increase called by SPC in October 2014;

4.   At the occasion, SPC justified that the funds were necessary to pay commitments with the Chamber of Commerce of Electric Energy (“CCEE”) regarding the month of September/2014 and to make outstanding payments to the contrutor consortium of Santo Antônio;

5.   Furnas is not party of the arbitration but, as minority shareholder of SPC, the company has been demanding full enforcement of the arbitral decision; and

6.   Furnas is monitoring the evolution of the matter, particularly because, in 2014, it follow the capital increase, based on the evaluation of the SPC's management at that time. The SPC's management indicated that the absence of capital contribution could result in delay or even shutdown of the works in Santo Antonio power plant with damages for the SPC and National Interconnected System - SIN.

Rio de Janeiro, February 14, 2017.

Armando Casado de Araujo

Financial and Investor Relations Officer

Market Announcement

Transcript of Official Letter 86/2017/CVM/SEP/GEA-1

“(...) Subject: Request of clarification on news.

Dear Sir,

1.                       We refer to the news published on February 11, 2017 in the newspaper Folha de S. Paulo under the title “Companies demand R$ 750 million from Santo Antônio plant” stating the following:

 “Companies of the electric sector demand reimbursement in the minimum amount of R$ 750 million relating to the investments  in the Santo Antônio power plant, in the State of Rondônia. The consortium that manages the plant refuses to return amounts invested by the shareholders in spite of an arbitral decision that  established the right of  the Shareholders to get money back because the management of the SPC acted in benefit of some of the shareholders.

Eletrobras, Furnas and Cemig – which are in dispute – are among those companies that need to be reimbursed. Cemig, that belongs to the government of Minas Gerais, demands Eletrobras and Furnas to determine that the executive officers of Santo Antônio Energia return such funds. Santo Antônio Energia is a private company whose shareholders are the government-owned companies and ompanies of the Odebrecht and Andrade Gutierrez group.

Santo Antonio justified problems with its cash flow to call a capital increases over R$ 2 billion since 2014. The SPC says it has been harmed by strikes that destroyed worksites at the plant and, consequently, the project were delayed and became more expensive than expected, generating losses. In 2016, Cemig and Andrade refused to inject new funds in the company, because in their opinion part of this  funds were providing benefits to a “related party”. Those shareholders offered these funds in guarantee to the arbitration while they was discussing the matter.

Both companies argumented that the money benefit Odebrecht. The Companies filed an arbitration in order to discuss it.

DEADLINE

In a letter sent to Eletrobras in September, to which Folha de São Paulo had access, Cemig said  that at least R$ 750 million have been irregularly paid. The deadline to return such amount is overdue, but there has been no return from the SPC. Cemig refused to coment the subject of the arbitration due to a confidentiality clause of the arbitration procedure. Eletrobras explained that Furnas would infom.

Furnas informed that it requested a copy of the entire arbitration proceeding. “Since then, Furnas has been reiterating to the SPC to implement the the arbitration decision”, said Eletrobras. Santo Antonio Energia informed that “it has and will always comply with any final court and/or arbitral decision”.

2.                       In view of the foregoing, we demand a statement from you regarding such news and possible impacts in the Company and possible comments on other important information regarding this matter.

3.                       Such statement should be issued via the Sistema Empresa.NET, category: Comunicado ao Mercado (Release to Market), type: Esclarecimentos sobre Consultas CVM/BOVESPA (Clarification regarding CVM/BOVESPA Consultations), subject: Notícia Divulgada na Mídia (News in the Media), including a transcript of this official letter.

4.                       We draw your attention to the fact that by order of the Superintendence of Business Relations, using the powers legally vested in them, and based on item II, article 9, of Act 6,385/76, and CVM Instruction No. 452/07, a punitive fine of R$ 1,000.00 (one thousand Brazilian reais) shall apply without prejudice to other administrative sanction in the event of non-compliance with the requirement contained in this official letter, submitted exclusively by e-mail, until Feb. 14, 2017, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction No. 358/02.

                      Sincerely,.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.